UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULES 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of April 2004

                      Commission File Number: 0-28856

                     INSTRUMENTATION LABORATORY S.P.A.
                   (Translation of registrant's name into

                                  English)

                              Viale Monza 338
                                20128 Milano

                                   Italy
                  (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F    X                            Form 40-F
                     -----                                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     -----

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes         No   X
                               -----      -----

     If "Yes" is marked indicate below the file number assigned to the
registrant in connection with Rule 12g-3-2(b): 82     .
                                                 -----

                      INSTRUMENTATION LABORATORY SPA

                             Table of Contents

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ITEM                                         SEQUENTIAL PAGE NUMBER
----                                         ----------------------
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Press Release of Instrumentation                       3-4
Laboratory S.p.A. "Instrumentation
Laboratory S.p.A.'s Subscription Period
in the Share Capital Increase Is
Extended to End on or about May
26, 2004", dated April 27, 2004.
----------------------------------------------------------------------

Press Release
-------------

INSTRUMENTATION LABORATORY S.P.A.'S SUBSCRIPTION PERIOD IN THE SHARE CAPITAL INCREASE IS EXTENDED TO END ON OR ABOUT MAY 26, 2004

Milan, Italy, April 27, 2004 - On March 29, 2004 Instrumentation Laboratory S.p.A. (the "Company") issued a press release ("Press Release") announcing the results of its Annual Shareholders' Meeting held earlier that day. The Press Release reported that at the Annual Shareholders' Meeting the shareholders had resolved to increase the Company's share capital through issuance of new Ordinary Shares. All registered shareholders of the Company were given a pre-emptive right to subscribe to their pro rata share of the new Ordinary Shares. Similar rights were also extended to the Company's ADS holders. However, the Company will not file any registration statement with the U.S. Securities and Exchange Commission. As a result, no U.S. persons will be able to subscribe to the new Ordinary Shares without a valid exemption from the registration requirements under the U.S. securities laws.

The Press Release stated that a registered shareholder has a right to subscribe pro rata and pay in, within thirty (30) days from the date such shareholder has received notice from the Company regarding the increase in share capital. The Company had estimated that the subscription period would end on or about May 7, 2004. However, according to Italian law and the shareholders resolutions, the Company could only give this notice after due registration with the Companies Register of Milan of the shareholders resolutions regarding the share capital increase. This administrative process took longer than expected and the resolutions were duly registered with the Companies Register of Milan on April 22, 2004. The Company is now in a process of notifying all of its registered shareholders of the share capital increase. The earlier announced subscription period is therefore extended to end on or about May 26, 2004.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the new Ordinary Shares. The Ordinary Shares will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being given for informational purposes only and is being issued pursuant to and in accordance with Rule 135c under the U.S. Securities Act of 1933, as amended.


About Instrumentation Laboratory
--------------------------------

Instrumentation Laboratory S.p.A. is a worldwide developer, manufacturer and distributor of critical care and hemostasis in vitro diagnostics instruments and related reagents, controls, other consumables and services for use primarily in hospital laboratories and hospital point-of-care locations.

CONTACT: Jose Luis Martin, Chief Financial Officer of Instrumentation Laboratory S.p.A. Telephone: +34-93-401-0108.

THE STATEMENTS CONTAINED IN THIS NEWS RELEASE ARE NOT INTENDED TO BE, AND SHALL NOT CONSTITUTE, AN OFFER OF ANY SECURITIES OF INSTRUMENTATION LABORATORY S.P.A. FOR SALE IN ANY JURISDICTION. ANY OFFER IN THE UNITED STATES, IF AND WHEN MADE, WILL ONLY BE MADE BY WAY OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED OR, ABSENT REGISTRATION, BY AN APPLICABLE EXEMPTION FROM THESE REGISTRATION REQUIREMENTS.

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                                 SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               INSTRUMENTATION LABORATORY S.p.A.
                               ---------------------------------
                                          (Registrant)

Dated: April 27, 2004          By:     /s/ Jose Luis Martin
                                     -----------------------
                               Name:  Jose Luis Martin
                               Title: Chief Financial Officer
                                      (principal financial officer
                                      and principal accounting officer)